PRESS RELEASE	NOVEMBER 26, 2024

Largo Announces Filing of Technical Report for the Updated Life of Mine Plan and Pre-Feasibility Study for its Vanadium-Titanium Operation in Brazil

All amounts expressed are in U.S. dollars, denominated by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce it has filed its National Instrument 43-101 ("NI 43-101") technical report titled An Updated Life of Mine Plan (LOMP) for Gulçari A (Campbell Pit) and Pre-Feasibility Study for Gulçari A Norte (GAN), Novo Amparo (NAO), Novo Amparo Norte (NAN) and São José (SJO) Deposits (the "Technical Report"), in respect of the Company's Maracás Menchen Mine in Brazil. The Technical Report supports the disclosure made by the Company in its press release dated October 28, 2024.

Daniel Tellechea, Director and Interim CEO of Largo, commented: "The filing of this Technical Report provides a comprehensive update on our Maracás Menchen Mine, underscoring significant extensions in mine life and valuable vanadium and titanium resource growth among multiple deposits. This update highlights our team's focused efforts to enhance our asset base while carefully considering the operational scenarios that support sustainable, long-term production going forward. The outlined potential strengthens Largo's position as a reliable and secure supplier of vanadium and ilmenite, contributing to the needs of key industries for the future."

Technical Report Highlights:

  Large Scale Vanadium/Titanium Project - Increased Mine Life to 2054: Total operating mine life for the Project of 31 years, representing an increase of 13 years in mine life as compared to the parameters set forth in the Company's 2021 technical report, titled An Updated Life of Mine Plan for Campbell Pit and Pre-Feasibility Study for GAN and NAN Deposits, dated December 16, 2021 (the "2021 Technical Report")

  Strong Economics Outlined over Project Life Including Additional TiO2 Pigment Production Upside Opportunity: Post-tax NPV7% of $1.1 billion, and post-tax life-of-mine ("LOM") undiscounted accumulated cash flow of $3.8 billion, reflecting the weighted average long-term forecast prices of $9.00/lb vanadium pentoxide ("V2O5") (inclusive of high purity premium), $222.05/tonne ilmenite concentrate, $4,040.05/tonne titanium dioxide ("TiO2") pigment and $5.10 USD/BRL exchange rate

  Robust and Reliable Supply of Critical Materials through Outlined Operational Scenarios: Total LOM V2O5 equivalent production of 346.6 kt, ilmenite concentrate production of 7,766.6 kt and TiO2 pigment production opportunity of 2,499 kt

  Supported by a Significant Increase in Mineral Reserves over 2021 Technical Report Results Following Inclusion of the Novo Amparo Oeste ("NAO") and São Jose ("SJO") Deposits: Total Proven and Probable Reserves of 101.03 mt grading 0.56% V2O5, yielding 2.16% V2O5 in magnetic concentrate for 435.31 kt of contained V2O5 in magnetic concentrate and head grade of 7.52% TiO2 for 6,890.99 kt of contained TiO2` in non-magnetic concentrate; representing a 67% increase in total Mineral Reserves, 16% increase in V2O5 contained metal, 54% increase in TiO2 contained metal, 29% decrease in V2O5 head grade, 15% decrease in V2O5 in magnetic concentrate, 9% decrease in TiO2 head grade

  Substantial Increase Mineral Resources over 2021 Technical Report - Upgrade of Measured and Indicated Resources from Campbell, Gulçari A Norte ("GAN") and Novo Amparo Norte ("NAN"), and Indicated Resources from SJO, NAO Deposits: The total 2024 Measured and Indicated Resources of 104.78 mt grading 0.62% V2O5 and 8.31% TiO2 for 653.54 kt of contained V2O5 in situ and 8707.50 kt of contained TiO2` in situ, 64% increase in total Mineral Resources, 29% increase in V2O5 contained metal, 66% increase in TiO2 contained metal, 22% decrease in V2O5 head grade, 1% increase in TiO2 head grade

  Future Growth Opportunities: The Technical Report outlines several additional studies in progress meant to improve future results of the Company, including new resource base and exploration potential of the Campbell Pit-Gulcari A South connection, located approximately 800 meters from the Campbell Pit, the evaluation and exploration of precious group metals at the Maracás Menchen Mine, the improvement of magnetite quality in its operations and the increase of the Company's TiO2 grade in its flotation feed

The Technical Report has been filed on SEDAR+, with the SEC and can be found on the Company's website at www.largoinc.com.

Qualified Person

Porfirio Cabaleiro Rodriguez, Mining Engineer, BSc., FAIG, is a qualified person as defined by NI 43-101, is responsible for the technical information contained within this release.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURE® and VPURE+® products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to management's expectations and the potential of  Project; the estimation of Mineral Reserves and Mineral Resources and the realization of any such estimates; operational and financial performance including the Company's guidance for and actual results of production; the updated life of mine plan; expected benefits from the updated life of mine plan and updated Mineral Reserves and Mineral Resources; the Company's plans, targets and proposals in relation to the Project; economic and social factors regarding the importance of vanadium; future potential growth opportunities for the Project and the Company;  and expected Project timelines.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited: to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Information Concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this press release may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.